UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hutchison Telecommunications International Limited

File No. 1-32309 - CF#23732

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Hutchison Telecommunications International Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 27, 2009.

Based on representations by Hutchison Telecommunications International Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.10	through March 18, 2020
Exhibit 4.11	through March 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel